

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 31, 2017

Roger J. Biemans
Chief Executive Officer
Vantage Energy Acquisition Corp.
5221 N. O'Connor Boulevard, 11th Floor
Irving, TX 75039

>   **Re: Vantage Energy Acquisition Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed March 21, 2017**
>   **File No. 333-216129**
>   **Supplemental correspondence received March 30, 2017**

Dear Mr. Biemans:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2017 letter.

Summary, page 1

Corporate Information, page 6

1.   We note your response to comment 6 and the related revisions to your registration statement. Please identify the natural person(s) with voting or investment power over the shares that GFW XI, L.L.C. beneficially owns.

The Offering, page 8

2.   We note that you have added disclosure on page 25 describing a services agreement between your sponsor and VEP pursuant to which your sponsor will pay fees to VEP that you may reimburse. Please disclose the circumstances under which you will reimburse your sponsor for fees that it pays pursuant to this services agreement, and reconcile this contemplated fee reimbursement with your statement on page 104 that you will not pay your sponsor or any of your existing officers or directors "prior to, or for any services they render in order to effectuate, the completion of [y]our initial business combination." Also, please tell us whether this services agreement is different from the "administrative services agreement" that you will file as Exhibit 10.8 to your registration statement, and, if so, please file it as an exhibit. We note that you describe Exhibit 10.8 in the exhibit index as being between you and your sponsor, and not between your sponsor and VEP.

Forward Purchase Agreement, page 11

3.   We have reviewed the form of Agreement that you have provided to us supplementally. Please expand your disclosure to address the provisions of Section 7(a)(ii) and (iii) of that Agreement.   Clarify the investment objectives of NGP Natural Resources XI, L.P. and how it will determine if the terms of the Business Combination are "reasonably acceptable."

Closing Comments

        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, me at (202) 551-3745 with any other questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen *for*

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources